UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                              GRUPO TELEVISA, S.A.
               -------------------------------------------------
          (Translation of registrant's name into English)

       Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
     ---------------------------------------------------------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):

Grupo Televisa, S.A., announced it will launch a tender offer of the following medium term notes ("Pagares de Mediano Plazo") (the "Notes") for cash:

Issuer: Grupo Televisa, S.A.
Ticker symbol: TLEVISA P00U
Term: 7 years
Issued on: April 14, 2000
Par value of each note: 100 Unidades de Inversion ("UDIS")

Casa de Bolsa Credit Suisse First Boston (Mexico), S.A. de C.V., Grupo Financiero Credit Suisse First Boston (Mexico), S.A. de C.V. ("CSFB") will be the dealer-manager of the tender offer.

On the second business day of the tender offer period, Televisa will determine a minimum price for the acquisition of the Notes. The minimum price will be determined taking into consideration the prevailing market conditions and the reference prices provided by appraisers Proveedor Integral de Precios, S.A. de C.V. and Valuacion Operativa y Referencias de Mercado, S.A. de C.V.

During such business day, the noteholders will be entitled to determine the price they are willing to accept in order for them to tender their Notes. Once CSFB receives the offer prices from the noteholders, Televisa will determine the final tender offer price, which in any case will be equal or higher than the minimum price initially established.

Every note holder will be entitled to tender its Notes at the final tender offer price.

**************************************

For more information regarding the tender offer, please contact

Televisa:

Michel Boyance +52 (55) 5261-2446

CSFB:

In Mexico,  Andres  Borrego:  +52 (55)  5283-8996
In the US, Felipe Garcia: (212) 325-3209

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  March 8, 2005                     By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President